EXHIBIT 99.1

 Immediate Release: NR 12-05

EXTORRE ANNOUNCES HIGH GRADE DRILLING RESULTS AT CERRO MORO

Vancouver, B.C., March 5, 2012 – Extorre Gold Mines Limited (AMEX:XG,TSX:XG, Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce high grade gold-silver assays from drilling at Cerro Moro, Santa Cruz Province, Argentina. The assays relate to 83 drill holes, 36 from in-fill and step-out drilling at Zoe and 47 from testing other veins on the property.

The Zoe vein drilling is part of a program to increase the density of drill holes within the known mineralized envelope. The results include high grade mineralization in many drill holes.

Assay highlights from Zoe in-fill drilling include:

MD1434A intersected 2.50 metres (“m”) at 41.4 grams per tonne (“g/t”) gold + 2,234 g/t silver (86.1 g/t gold equivalent*), including 0.35 m at 108.1 g/t gold and 5,812 g/t silver (224.3 g/t gold equivalent*).

MD1447 intersected 3.72 m at 52.8 g/t gold + 4,299 g/t silver (138.7 g/t gold equivalent*), including 1.37 m at 131.4 g/t gold + 9,521 g/t silver (321.8 g/t gold equivalent*).

MD1452 intersected 4.52 m at 8.2 g/t gold + 1,819 g/t silver (44.6 g/t gold equivalent*), including 1.18 m at 27.9 g/t gold + 5,794 g/t silver (143.8 g/t gold equivalent*).

MD1457 intersected 1.50 m at 50.7 g/t gold + 6,426 g/t silver (179 g/t gold equivalent*), including 0.54 m at 137 g/t gold + 17,419 g/t silver (485 g/t gold equivalent*).

MD1498 intersected 1.80 m at 13.1 g/t gold + 1,111 g/t silver (35.4 g/t gold equivalent*), including 0.50 m at 25.1 g/t gold and 1,641 g/t silver (57.9 g/t gold equivalent*).

*Gold equivalent grade is calculated by dividing silver grades by 50 and adding this figure to the gold grade and assuming 100% metallurgical recovery.

Two of the significant intercepts at Zoe (MD1452 and MD1457) are near surface, 60 and 40 metres respectively, vertically from surface.

At Zoe, 15 of the 36 holes returned significant results and are presented in the table below, the remaining holes were narrow and/or low grade.

Drilling on other Targets

The 47 holes drilled towards the end of 2011 tested 19 other prospects at Cerro Moro, with over 10 of these prospects requiring additional follow-up. A total of 17 holes returned significant results with the remaining holes returning low grade, no significant results or require additional drilling to determine the significance. Exploration activities also continue to focus on the discovery of high grade gold-silver mineralization along interpreted eastward extensions to the Zoe mineralization. A combination of detailed geological mapping, geochemistry and ground geophysics is being utilized to prioritize target areas for drill testing.

Encouraging high grade gold-silver assays have been returned from new drilling on under-explored targets such as Mosquito, Tres Lomas and Belen. At the Mosquito prospect, located 4 kilometres north of Escondida Far West, drill holes MD1392 (0.3 m at 8 g/t gold + 1,935 g/t silver (46.7 g/t gold equivalent*)) and MD1501 (0.7 m at 1.33 g/t gold + 1,270 g/t silver (26.7 g/t gold equivalent*)) have intersected very narrow but high grade mineralization. Follow-up drilling on the structure is in progress, with the latest drill hole MD1542 having intersected visual silver and base metal mineralization (assays awaited). Overall the Mosquito vein structure is confirmed over 600 metres in strike length and remains open to the southeast.

Significant drilling results from the Zoe vein (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)#	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1434A	225.30	227.35	2.50	1.30	41.4	2,234	86.1	2.50
including	226.65	227.00	0.35	0.20	108.1	5,812	224.3	6.50
MD1447	233.00	236.72	3.72	2.55	52.8	4,299	138.7	4.02
including	235.05	236.42	1.37	0.95	131.4	9,521	321.8	9.33
including	235.05	235.50	0.45	0.30	204.2	18,716	578.5	16.78
MD1452	66.36	70.88	4.52	3.00	8.2	1,819	44.6	1.29
including	69.30	70.48	1.18	0.80	27.9	5,794	143.8	4.17
including	69.30	69.65	0.35	0.25	60.1	12,569	311.5	9.03
MD1457	49.70	51.20	1.50	0.90	50.7	6,426	179.2	5.20
including	49.70	50.24	0.54	0.30	137.0	17,419	485.4	14.08
MD1476	144.60	146.68	2.08	1.20	7.2	918	25.5	0.74
including	146.20	146.68	0.48	0.30	12.1	3,048	73.1	2.12
MD1478	306.70	310.00	3.30	1.90	1.9	119	4.3	0.12
including	308.50	308.80	0.30	0.20	8.9	569	20.3	0.59
MD1480	223.00	226.10	3.10	1.95	6.3	558	17.5	0.51
including	224.80	225.10	0.30	0.20	32.0	1,961	71.2	2.06
MD1482A	275.00	278.64	3.64	2.20	8.0	529	18.5	0.54
including	276.61	277.00	0.39	0.25	21.6	1,796	57.5	1.67
MD1483	218.10	221.00	2.90	1.65	5.2	413	13.5	0.39
including	219.58	221.00	1.42	0.80	7.9	528	18.4	0.53
MD1485	217.46	218.24	0.78	0.50	8.2	678	21.7	0.63
MD1487	375.18	375.90	0.72	0.45	3.3	500	13.3	0.39
MD1489A	188.85	189.70	0.85	0.50	21.3	1,176	44.9	1.30
MD1492	418.00	423.30	5.30	3.20	1.0	199	4.9	0.14
including	420.80	422.05	1.25	0.75	2.1	386	9.8	0.28
MD1494A	158.80	159.10	0.30	0.20	14.7	878	32.3	0.94
MD1498	204.20	206.00	1.80	1.30	13.1	1,111	35.4	1.03
including	205.00	205.50	0.50	0.35	25.1	1,641	57.9	1.68

# True widths have been estimated in cross sectional view utilising Micromine software following the construction of an interpretation of the mineralization using geological logging, surface information and adjacent drill holes.

Other Prospects

Significant drilling results from other prospects (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Core Length## (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
Carlita Vein
MD1380	65.00	67.00	2.00	5.0	3.1	5.0	0.15
MD1401	97.00	99.00	2.00	4.9	11	5.1	0.15
MD1404A	20.62	24.00	3.38	4.3	46	5.2	0.15
MD1409A	75.90	77.50	1.60	1.3	89	3.1	0.09
MD1495	81.50	82.00	0.50	7.1	26	7.6	0.22
and	109.10	109.50	0.40	24.4	1,260	49.6	1.44
Mosquito Vein
MD1392	222.70	223.00	0.30	8.0	1,935	46.7	1.35
MD1501	299.00	300.70	1.70	0.7	589	12.5	0.36
including	300.00	300.70	0.70	1.33	1,270	26.7	0.77

Belen Vein
MD1471	162.70	164.00	1.30	2.1	32	2.8	0.08
including	162.70	163.00	0.30	6.0	17	6.4	0.19
MD1479	83.44	86.00	2.56	2.4	8	2.5	0.07
including	84.10	84.47	0.37	8.4	13	8.6	0.25
and	139.00	145.00	6.00	10.0	158	13.2	0.38
including	140.05	140.50	0.45	40.6	774	56.1	1.63
MD1490	79.00	83.00	4.00	1.3	84	3.0	0.09

Tres Lomas NW Veins
MD1415A	71.00	71.50	0.50	3.8	340	10.6	0.31
and	78.00	78.50	0.50	3.3	4	3.4	0.10
and	81.00	81.50	0.50	9.9	11	10.1	0.29
MD1428	119.00	120.00	1.00	4.8	3	4.9	0.14
MD1437	95.00	96.50	1.50	4.1	28	4.7	0.14
MD1446	159.33	163.00	3.67	2.5	59	3.7	0.11
including	159.33	159.90	0.57	5.2	318	11.5	0.33
MD1449	87.00	88.00	1.00	19.4	7	19.5	0.57

Jannet
MD1431	91.60	92.18	0.58	5.4	132	8.0	0.23

Gabriela SE Vein
MD1436	72.00	73.75	1.75	14.0	1,959	53.2	1.54
including	72.70	73.43	0.73	32.6	4,556	123.7	3.59

## NOTE: The significant results from the other prospects are at an early stage of drilling and as such the details to estimate the true widths require additional follow up surface work or drilling. Since the beginning of 2008 the majority (over 90%) of exploration diamond drill holes have a dip of -55 degrees. Refer to the drill trace orientations on the accompanying plans for the location and azimuth of the significant results presented above.

Click here to view Project and target maps and Zoe long sections.

Quality Control and Assurance
Gold assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory. Acme Labs is independent of Extorre.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses.

Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 500 or 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” (¨QP¨) within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information that forms the basis for this news release. Drill core samples are collected under the supervision of Company geologists in accordance with standard industry practice. The QP regularly audits this process during site visits. In addition yearly or every two year audits by an independent QP are conducted, which includes the collection of additional samples that are analyzed at another laboratory to ensure Acme Labs laboratory performance meets required standards. The QP receives the raw data results directly from the independent laboratory (as do the relevant Company geologists) and significant visual checks are performed to ensure there are no data entry issues in the main database. The QP personally verifies the results of the quality assurance and quality control samples (standards and blanks). Core recovery is also checked and if below 90% for the reported mineralized intervals this is highlighted below the tables (however at Cerro Moro there appears to be no correlation between assay results or core recovery for the majority of intervals). The QP calculates all of the weighted grade average intervals using a 1.0 g/t gold equivalent* cut-off that are presented in the tables of significant results. The QP also prepares and validates all of the figures presented in the release.

About Extorre

Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). The Company has scheduled the release of a Preliminary Economic Assessment before March 31, 2012. That report is expected to include mineral resources on the Escondida-Zoe, Loma Escondida, Gabriela, Nini-Esperanza, Carla and Deborah mineralized zones. It should be noted that a Preliminary Economic Assessment is by definition preliminary in nature as it includes some mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves at this time. As such there is no certainty that a preliminary assessment and project economics will be realized.

Four drill rigs are currently dedicated to both new resource and mine development-related drilling at the Cerro Moro Project. The current program includes a combination of infill drilling at Zoe, wherein the primary goal is to convert high grade Inferred Category gold-silver resources to the higher confidence level Indicated Category Resources. Discovery stage drilling is progressing on the Zoe East, Tres Lomas, Mosquito, Alejandra, and Carlita targets. Limited mine-development related drilling, including water and geotechnical drilling is also in progress. Drill target generation activities continue on both the Cerro Moro property and the Company’s other Santa Cruz Province regional tenement holdings.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

For further information, please contact:

Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the Preliminary Economic Assessment, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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